

May 31, 2024

Brian Deck
Chief Executive Officer
John Bean Technologies Corporation
70 West Madison Street, Suite 4400
Chicago, IL 60602

   Re: John Bean Technologies Corporation
     Registration Statement on Form S-4
     May 16, 2024
     File No. 333-279438

Dear Brian Deck:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Jennifer Lee, Esq.